STREAM COMMUNICATIONS NETWORK, INC.

Suite 1020, 400 Burrard Street
Vancouver, B.C.

INFORMATION CIRCULAR

(Containing information as at May 30, 2004, unless indicated otherwise)

(All financial information as at December 31, 2003 unless otherwise noted)
(All dollar figures are in Canadian dollars unless otherwise noted)

MANAGEMENT SOLICITATION

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies being made by management of Stream Communications Network, Inc. (the “Company”) for use at the Annual General Meeting of the Company’s shareholders (the “Meeting”) to be held on June 30, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.  While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

The costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Proxy are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so either by inserting such person’s name in the blank space provided in the Proxy or by completing another Proxy.  The Proxy will not be valid unless it is completed and delivered to the office of Computershare Trust Company of Canada, Proxy Department, by fax to (1-866-249-7775) or by mail or by hand to 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

A shareholder may revoke a Proxy by:

o

signing a proxy with a later date and delivering it at the time and place noted above;

o

signing and dating a written notice of revocation and delivering it at the time and place noted above;

o

or attending the Meeting or any adjournment of the Meeting and registering with the scrutineer as a shareholder present in person.

The revocation of Proxy does not affect any matter on which a vote has been taken before the revocation.

EXERCISE OF DISCRETION

The shares represented by the enclosed Proxy will be voted by the persons named in the Proxy, with respect to any matter to be acted upon, in accordance with the directions specified in the Proxy.  Where no direction has been specified for a particular matter, such shares will be voted for the approval of that matter.

The enclosed Proxy grants discretion to the person appointed under the Proxy to vote on amendments or variations of matters identified in the Notice of Annual General Meeting and on other matters which may properly come before the Meeting.  At the time of printing of this Information Circular, management of the Company knows of no amendment, variation or other matter to properly come before the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder’s name on the records of the Company.  Such Common shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker.  Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to  Independent Investor Communications Company (“IICC”).IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to IICC.  IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder receiving an  IICC proxy cannot use that proxy to vote Common shares directly at the Meeting - the proxy must be returned toIICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company has an authorized share capital of 150,000,000 common shares without par value (each a “Common Share”).  As at May 30, 2004, the Company had outstanding 29,705,675 fully paid and non-assessable Common Shares, each Common Share carrying the right to one vote.

Only registered shareholders of the Company at the close of business on May 30, 2004 (the “Record Date”) will be entitled to receive the Notice of Annual General Meeting and only registered shareholders of the Company at the close of business on May 30, 2004 will be entitled to vote or to have their shares voted at the Meeting. To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at the date of this Circular are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Edward Mazur Aronville Management	5,648,870 3,043,928	19.0% 10.2%

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as at December 31, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)	Securities Under Option/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)
Stanislaw Lis President & CEO	Dec 31, 2003 Dec 31, 2002 Oct 31, 2002	119,790 119,790 19,965	Nil Nil Nil	Nil Nil Nil	630,000/Nil 630,000/Nil 289,000/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Exercise of Options and SARs

During the Company's most recently completed fiscal year, the Named Executive Officers did not exercise any SARs.  During the Company's fiscal year ended December 31, 2003, the Named Officers did not exercise any Stock Options.

Option and SAR Repricings

None of the options or SARs held by the Named Executive Officers have been repriced downward during the most recently completed financial year of the Company.

Employment Contracts

The Company has no employment contract with its sole Named Executive Officer, Stanislaw L. Lis.  However, Mr. Lis is party to a management services contract with the Company – see “Management Contracts”.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.  The Company, however, does grant incentive stock options to directors, officers and employees of the Company from time to time in accordance with regulatory policy.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person or company other than the directors or senior officers (or private companies controlled by them, either directly or indirectly) of the Company or its subsidiaries. Certain directors and officers of the Company have entered into the management services contracts with the Company: Stanislaw L. Lis and Iwona Kozak.  These contracts are automatically renewed annually.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, to the knowledge of the Company, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purposes of this paragraph, “Person” shall include each person:  (a) who has been a director, officer or insider of the Company at any time since the commencement of the Company's last fiscal year;  (b) who is a proposed nominee for election as a director of the Company, or (c) who is an associate or affiliate of a person included in subparagraphs (a) and (b).

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and herein and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or senior officers of the Company, shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons has had, within the last financial year prior to the date of this circular, any material interest, direct or indirect, in any transaction which materially affected or could materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the five nominees listed herein.  Management does not contemplate that any of the nominees will be unable to serve as a director.

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name, First and Present Company Position (1)	Occupation over Past 5 Years	Date(s) Served as a Director	Common Shares Held (2)
Stanislaw Lis President, CEO, Director	President, CEO and Director of the Company since February 1994	February 24, 1994	342,590
Adam Wojcik Chief Operation Officer	October 1997 – April 1999: Southern Region Director of PTK (Polish Cable Television) February 1999 – April 1999 VP Customer Operations PTK President of Stream Communications SP. z o.o. since October 1999.	N/A	12,800
Iwona Kozak Vice President Corporate Affairs	Director of the Company since March 1996 to June 2002, Secretary & CFO of the Company since April 1999 to February 2001, Director of the Company since September 2002	March 1996 to June 2000 September 2002	32,300
Edward A. Mazur	Director of the Company since June 26, 2001 to May 23, 2002	March 17, 2004	5,628,370
Robert J. Wussler	Executive	May 4, 2004	Nil
Boyce Butler Nominee	Self-Employed, CGA	N/A	Nil

(1)

For the purposes of disclosing positions held in the Company, “Company” includes the Company and any parent or subsidiary thereof.

(2)

Numbers of Common Shares beneficially owned by nominees are based on information furnished to the Company by the nominees, as at May 30, 2004.

Advance notice of this Meeting and a call for submission of nomination of directors was published in the Vancouver Sun newspaper on May 6, 2004.  No nominations for the election of directors have been received by the Company pursuant thereto.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve a resolution to appoint  MacKay LLP, Chartered Accountants as the auditors of the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board.

Adoption of New Articles

On March 29, 2004, British Columbia adopted the new Business Corporations Act. The Business Corporations Act includes changes requested by the business community making British Columbia corporate law more consistent with other Canadian and U.S. jurisdictions. To benefit from the legislative changes under the Business Corporations Act, management and the Board of Directors have determined that it would be in the best interests of the Company to do the following:

•

remove pre-existing company provisions that apply to the Company that relate to provisions of the old Company Act which are not required under the Business Corporations Act;

•

alter its authorized capital structure as permitted by the Business Corporations Act; and

•

adopt a new articles (the "New Articles") to replace its current articles (the "Existing Articles")

Mandatory Transition Provisions

The Business Corporations Act requires every company incorporated under the Company Act to complete a mandatory transition rollover to the Business Corporations Act by substituting a Notice of Articles for its Memorandum within two years of March 29, 2004. The information contained in the Notice of Articles is the authorized share structure of the Company and the name of the Company. The Business Corporations Act permits the directors of the Company to approve and complete the mandatory transition rollover and the directors have done so.

Removal of ‘Pre-existing Company’ Provisions

The Company is a pre-existing company as defined in the Business Corporations Act and is subject to the "Pre-Existing Company Provisions" or "PCPs". The Company has the option of not being subject to these PCPs, if shareholders so approve.

Given the Company's status as a public company and the provisions of its proposed New Articles, only one provision of the PCPs would apply following the completion of the Company’s transition under the Business Corporations Act. Under the prior Company Act, if a company offered to purchase any of its own shares, it must extend that offer on a proportionate basis to all shareholders holding the same class or series of shares that were subject to the offer, subject to certain exceptions. The Business Corporations Act does not contain a similar provision. While the exceptions to this proportionate purchase requirement will, in the vast majority of cases, allow the Company to purchase its shares without having to extend the offer to purchase to all shareholders holding those shares, management believes that this requirement may be overly restrictive in future transactions, where the ability to purchase some, but not all, of its shares from shareholders may be necessary or desirable. Accordingly, if shareholders approve the removal of the application of the PCPs, this requirement will no longer apply to the Company.

The PCPs also maintain the requirement under the prior Company Act that three-quarters of the votes cast at a general meeting must vote in favour of a proposed special resolution in order for the resolution to be passed. Under the Business Corporations Act the level may be reduced to two-thirds of the votes cast at a general meeting.

In order to take full advantage of the flexibility offered by the Business Corporations Act, management believes that it would be in the best interests of the Company to remove the application of the PCPs.

In order to remove the application of the PCPs, shareholders of the Company will be asked to pass a special resolution in the following terms:

"WHEREAS the Notice of Articles of the Company contains a statement that the Pre-existing Company Provisions (being those provisions set out in Table 3 of the Business Corporations Regulation under the Business Corporations Act) apply to the Company;

AND WHEREAS it is expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions;

RESOLVED AS A SPECIAL RESOLUTION THAT the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions."

Approval of New Articles

Management has reviewed the Company's Existing Articles in light of the Business Corporations Act and have updated the Articles in a manner consistent with the Business Corporations Act. Most of the changes are cosmetic reflecting the terminology or provisions that are mandated by the Business Corporations Act. The more noteworthy changes are summarized below.

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liberalized borrowing powers;

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permitting electronic and fax communication with shareholders;

-

permitting electronic proxy delivery;

-

directors’ authority to fix auditor’s remuneration;

-

directors authority to consolidate or subdivide issued capital;

-

directors authority to change the name;

A complete set of the new Articles is available from the Company on request.

In order to adopt the New Articles shareholders of the Company will be asked to pass a special resolution in the following terms:

"RESOLVED AS A SPECIAL RESOLUTION that the Articles of the Company be deleted and cancelled, and that the form of Articles made available to shareholders prior to the meeting and submitted to the meeting for approval be created and adopted as the Articles of the Company in substitution for the existing Articles."

Amendment to Stock Option Plan

The Company uses stock options as a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors and employees, to reward directors and employees for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Company’s stock option plan was approved by shareholders in the Annual Meeting on April 1, 2001. The Company wishes to update its stock option plan to reflect certain changes in corporate circumstances including (a) the Company’s delisting from the TSX, (b) the pursuit of a listing on the Warsaw Stock Exchange, and (c) that it currently trades on the NASD OTC BB. Furthermore the Company must transition to the new Business Corporations Act of British Columbia within two years or sooner of May 29, 2004. The Company plans to cancel certain previously granted stock options and grant new options under the new stock option plan. Currently the stock option plan authorizes the grant of incentive stock options to a maximum of 5,800,630 common shares, being 20% of the issued capital of the Company as of the last date of approval.  Management is proposing to amend the stock option plan to permit the Company to grant incentive stock options exercisable to a maximum of 20% of the Company’s issued and outstanding capital as at the time of the grant. At the date of this information circular the issued and outstanding share capital being 29,705,675, the maximum number of stock options allowable would be 5,941,135. Pursuant to the stock option plan all grants of option are subject to the approval of the Company’s Compensation Committee and its board of directors.

Shareholder approval to adoption the amended and restated stock option plan by ordinary resolution of the Company’s shareholders is required. A complete copy of the stock option plan is available from the company upon request.

GENERAL

Shareholder Approval

The regulatory requirements affecting the matters proposed for approval at the Meeting require different kinds of shareholder approval, including approval by “ordinary resolution”, “special resolution” and “disinterested shareholder approval”.  The following is an explanation of what these terms mean and how they apply to the voting which will occur at the Meeting.

Ordinary Resolution

An ordinary resolution is one approved by a simple majority of the votes actually cast.  All shareholders are entitled to vote.

Special Resolution

A special resolution is one approved by a majority of 75% of the votes actually cast.  All shareholders are entitled to vote.

Disinterested Shareholder Approval

Disinterested shareholder is approval by persons who do not have an interest in the subject matter of the resolution.

Voting Requirements

All matters to be approved by the shareholders of the Company require approval by an ordinary resolution with the exception of the proposed amendment to the Articles, which requires a special resolution. If necessary, a poll will be taken to determine if the requisite level of approval is obtained.

OTHER BUSINESS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Annual General Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to cast the votes attached to the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATE

The foregoing constitutes no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, this 4nd day of June, 2004.

Stanislaw Lis President & Chief Executive Officer

APPROVAL OF THIS CIRCULAR

The directors have approved the content of this Information Circular and its delivery to the shareholders.

DATED as of the 2nd day of June, 2004

BY ORDER OF THE BOARD

“Stanislaw Lis”
President